ZiLOG ANNOUNCES FOURTH QUARTER
2007 FISCAL YEAR FINANCIAL RESULTS

- NEW PRODUCTS EXCEED 44 PERCENT OF TOTAL SALES FOR THE YEAR
- FIRST YEAR OVER YEAR INCREASE IN ANNUAL SALES IN 7 YEARS
- MICROLOGIC ANNUAL SALES GROWTH AT 12 PERCENT
- FIRST PRODUCTION ORDERS RECEIVED FOR 32 BIT ARM PRODUCTS
- HIGHEST FISCAL YEAR GROSS MARGIN PERCENT OF SALES IN 11 YEARS
- POSITIVE ADJUSTED EBITDA FOR THE FISCAL YEAR
- ANNOUNCES CONSOLIDATION OF RESEARCH & DEVELOPMENT ACTIVITIES

SAN JOSE, Calif., May 10, 2007 – ZiLOG®, Inc. (NASDAQ: ZILG) the creator of the Z80® microprocessor and a leading innovator of integrated microcontrollers (MCU) and universal remote control solutions, today reported results for its 2007 fiscal year fourth quarter ended March 31, 2007. Sales for the twelve months ended March 31, 2007 were $82.0 million, a 4 percent increase as compared to $78.8 million for the comparative twelve month period of the 2006 fiscal year. The sales increase for the 2007 fiscal year included a 12 percent increase in 8-bit micrologic sales driven by an 88 percent increase in embedded flash microcontroller sales to $12.8 million and a 19 percent increase in universal remote control solutions sales to $24.0 million.

GAAP gross margin for the 2007 fiscal year was 48 percent of sales as compared to 42 percent of sales for the previous fiscal year reflecting higher volumes on new products and lower associated supplier costs as well as design and manufacturing improvements resulting in lower unit costs. GAAP net loss for the twelve months ended March 31, 2007 was $9.0 million or 54 cents per share as compared to a GAAP net loss of $16.8 million or $1.02 per share for the twelve months ended March 31, 2006. Adjusted EDITDA (as defined below) was positive $0.3 million for the 2007 fiscal year as compared to negative $8.0 million for the comparable 2006 fiscal year.

Sales for the March 2007 fiscal quarter were $19.1 million, a 5 percent decrease compared to sales of $20.1 million for the comparable period a year ago and a decrease of 8 percent from sales of $20.7 million for the immediately preceding quarter. The change in sales for the March 2007 fiscal quarter as compared to the same quarter a year ago primarily reflects higher embedded flash and universal remote control solution sales offset by lower TV and other legacy product sales. The change in sales as compared to the immediately preceding quarter reflects higher universal remote control solution sales offset by lower sales for security, health & fitness and certain legacy products.

"We were pleased our sales increased year over year, a first for us in seven years. The improvement reflects continued growth in our new embedded flash products and universal remote control solutions, which now comprise over 44 percent of total sales. Our sales for the March 2007 fiscal quarter were lower than we had previously anticipated reflecting the seasonal March quarter slow down coupled with unexpected reductions of inventory levels at certain customers" stated Perry Grace, ZiLOG's Executive Vice President and Chief Financial Officer. "Additionally, we are pleased to announce that in April, 2007,subsequent to the quarter end, we sold our idle Mod II manufacturing facility in Nampa, Idaho for approximately $3.3 million in cash. The sale including the receipt of cash will be reflected in our financial statements for the first quarter of fiscal 2008", added Grace.

GAAP gross margin for the March 2007 fiscal quarter was 47 percent of sales consistent with the previous quarter and up from 44 percent of sales for the comparable period a year ago. The Company reported adjusted EBITDA of negative $0.5 million in the March 2007 fiscal quarter as compared to positive $0.4 million in the preceding quarter and negative $1.4 million in the fiscal quarter a year ago.

GAAP net loss for the March 2007 fiscal quarter was $3.6 million or 21 cents per share as compared to a GAAP net loss of $1.6 million or 10 cents per share in the previous quarter and a GAAP net loss of $2.8 million or 17 cents per share in the comparable fiscal quarter a year ago. The net loss for the March 2007 fiscal quarter includes special charges of $1.3 million, non-cash charges for amortization of intangibles of $0.3 million and FAS 123R stock-based compensation charges of $0.4 million. Special charges for the March 2007 fiscal quarter included severance and benefits charges related to the consolidation of engineering activities into the San Jose, California, and Meridian, Idaho design centers with the resulting closure in April 2007 of the Seattle, Washington and Shanghai, China, design and development facilities. Additionally, the Company expects to record approximately $1.0 million of special charges in the June 2007 quarter as a result of these facility closure related activities.

"As part of our ongoing goal to reduce costs and streamline activities, the consolidation of our engineering efforts will allow us to have a laser focus on improving our engineering efficiency and productivity and will result in accelerating our new products to market. These consolidation activities will lower our quarterly spending and better align our research and development costs to our long term business model" stated Darin Billerbeck, ZiLOG's Chief Executive Officer. "We are extremely pleased to announce that our 32-bit ARM based product is now shipping in production. Although only small volumes will ship in the June quarter, we are excited about our design win progress with key customers in the secured transaction point of sale market" concluded Billerbeck.

On a Non-GAAP basis (excluding special charges, amortization of intangible assets and stock-based compensation expense) the Company reported a net loss for the March 2007 fiscal quarter of $1.6 million or 10 cents per share as compared to a non-GAAP net loss of $0.8 million or 5 cents per share in the previous quarter and a loss of $2.0 million or 12 cents per share for the comparable fiscal quarter a year ago. The Non-GAAP net loss for the 2007 fiscal year was $3.9 million as compared to $11.8 million for the same period a year ago. The $7.9 million improvement reflects both the significant improvement in gross margins as discussed earlier coupled with lower overall operating expenses.

The Company shipped approximately 1,200 development tool kits for the March 2007 fiscal quarter, bringing total tool kits shipped since the introduction of its integrated embedded Flash MCU's to over 40,000. Additionally, the Company added another 82 new embedded Flash silicon customers in the March 2007 fiscal quarter, taking the cumulative increase in customers to approximately 3,000 since introduction.

NON-GAAP FINANCIAL INFORMATION (Unaudited)

Included above and within the attached schedules are certain Non-GAAP financial measures. Management believes that these Non-GAAP measures are useful measures of operating performance and liquidity because they may exclude the impact of certain items, such as amortization of intangible assets, stock-based compensation, depreciation, non-operating interest, income taxes and special charges. However, these Non-GAAP measures should be considered in addition to, not as a substitute for, or superior to, net income (loss) and net cash provided by (used in) operating activities, or other financial measures prepared in accordance with GAAP.

	Twelve Months Ended		Three Months Ended				
	Mar. 31, 2007	Mar. 31, 2006	Mar. 31, 2007	Dec. 30, 2006	Sep. 30, 2006	Jul. 01, 2006	Mar. 31, 2006
Reconciliation of Non-GAAP Net Loss to GAAP Net Loss							
Non-GAAP net loss	($3.9)	($11.8)	($1.6)	($0.8)	($0.7)	($0.7)	($2.0)
Non-GAAP adjustments:							
Special charges and credits	2.4	2.4	1.3	0.1	0.9	0.1	(0.1)
Cost of sales relating to inventory adjustments	-	-	-	-	-	-	0.5
Amortization of intangible assets	1.3	1.9	0.3	0.3	0.3	0.4	0.3
Non-cash stock-based compensation cost of sales	0.1	-	-	-	-	-	-
Non-cash stock-based compensation R&D	0.3	-	0.1	0.1	0.1	0.1	-
Non-cash stock-based compensation SG&A	1.0	0.7	0.3	0.3	0.3	0.2	0.1
Total non-GAAP adjustments	5.1	5.0	2.0	0.8	1.6	0.8	0.8
GAAP Net loss	($9.0)	($16.8)	($3.6)	($1.6)	($2.3)	($1.5)	($2.8)

Non-GAAP Net Loss (Unaudited)

Non-GAAP net loss excludes special charges, adjustments to cost of sales relating to certain inventory adjustments and non-cash charges relating to the amortization of intangible assets and stock-based compensation. We believe that Non-GAAP net loss is a useful measure as it excludes certain special charge items as well as certain non-cash charges, which facilitates a comparison of the Company's operating performance. However, this Non-GAAP measure should be considered in addition to, not as a substitute for, or superior to, the net loss measured in accordance with GAAP.

Reconciliation of Net Loss and Cash Flows From Operating Activities to EBITDA	Twelve Months Ended		Three Months Ended				
	Mar. 31, 2007	Mar. 31, 2006	Mar. 31, 2007	Dec. 30, 2006	Sep. 30, 2006	Jul. 01, 2006	Mar. 31, 2006
Reconciliation of net loss to EBITDA:							
Net loss	($9.0)	($16.8)	($3.6)	($1.6)	($2.3)	($1.5)	($2.8)
Depreciation and amortization	4.4	4.5	1.1	1.1	1.1	1.1	1.0
Interest income	(1.1)	(0.7)	(0.3)	(0.2)	(0.3)	(0.3)	(0.2)
Provision for income taxes	2.2	1.9	0.6	0.6	0.4	0.6	0.6
EBITDA	($3.5)	($11.1)	($2.2)	($0.1)	($1.1)	($0.1)	($1.4)
Reconciliation of EBITDA to net cash provided by (used in) operating activities:							
EBITDA	($3.5)	($11.1)	($2.2)	($0.1)	($1.1)	($0.1)	($1.4)
Provision for income taxes	(2.2)	(1.9)	(0.6)	(0.6)	(0.4)	(0.6)	(0.6)
Interest income	1.1	0.7	0.3	0.2	0.3	0.3	0.2
Stock-based compensation	1.4	0.7	0.4	0.4	0.4	0.3	0.1
Changes in other operating assets and liabilities	1.5	5.2	0.8	(1.8)	2.5	(0.2)	1.1
Net cash provided by (used in) operating activities	($1.7)	($6.4)	($1.3)	($1.9)	$1.7	($0.3)	($0.6)

Non-GAAP EBITDA (Unaudited)

Management believes that Non-GAAP EBITDA ("EBITDA"), that is Earnings or loss Before Interest, Taxes, Depreciation and Amortization, is a useful measure of financial performance. We believe that the disclosure of EBITDA helps investors more meaningfully evaluate our liquidity position by the elimination of non-cash related items such as depreciation and amortization. We believe that our investor base regularly uses EBITDA as a measure of the liquidity of our business. Our management uses EBITDA as a supplement to cash flows from operations as a way to assess the cash generated from our business available for capital expenditures and the servicing of other requirements including working capital.

Reconciliation of Net Loss and Cash Flows From Operating Activities to Adjusted EBITDA	Twelve Months Ended		Three Months Ended				
	Mar. 31, 2007	Mar. 31, 2006	Mar. 31, 2007	Dec. 30, 2006	Sep. 30, 2006	Jul. 01, 2006	Mar. 31, 2006
Reconciliation of net loss to Adjusted EBITDA:							
Net loss	($9.0)	($16.8)	($3.6)	($1.6)	($2.3)	($1.5)	($2.8)
Depreciation and amortization	4.4	4.5	1.1	1.1	1.1	1.1	1.0
Interest income	(1.1)	(0.7)	(0.3)	(0.2)	(0.3)	(0.3)	(0.2)
Provision for income taxes	2.2	1.9	0.6	0.6	0.4	0.6	0.6
Special charges and credits	2.4	2.4	1.3	0.1	0.9	0.1	(0.1)
Stock-based compensation	1.4	0.7	0.4	0.4	0.4	0.3	0.1
Adjusted EBITDA	$0.3	($8.0)	($0.5)	$0.4	$0.2	$0.3	($1.4)
Reconciliation of Adjusted EBITDA to net cash provided by (used in) operating activities:							
Adjusted EBITDA	$0.3	($8.0)	($0.5)	$0.4	$0.2	$0.3	($1.4)
Special charges and credits	($2.4)	($2.4)	($1.3)	($0.1)	($0.9)	($0.1)	$0.1
Provision for income taxes	(2.2)	(1.9)	(0.6)	(0.6)	(0.4)	(0.6)	(0.6)
Interest income	1.1	0.7	0.3	0.2	0.3	0.3	0.2
Changes in other operating assets and liabilities	1.5	5.2	0.8	(1.8)	2.5	(0.2)	1.1
Net cash provided by (used in) operating activities	($1.7)	($6.4)	($1.3)	($1.9)	$1.7	($0.3)	($0.6)

Non-GAAP Adjusted EBITDA (Unaudited)

EBITDA reflects our Earnings or loss Before Interest, Taxes, Depreciation and Amortization. Additionally, management uses separate "Adjusted EBITDA" calculations for purposes of determining certain employees' incentive compensation and, subject to meeting specified Adjusted EBITDA amounts, for accelerating the vesting of EBITDA-linked stock options. Adjusted EBITDA, as we define it, excludes interest, income taxes, effects of changes in accounting principles and non-cash charges such as depreciation, amortization, in-process research and development, and stock-based compensation expense. It also excludes cash and non-cash charges associated with reorganization items and special charges and credits, which represent operational restructuring charges, including asset write-offs, employee termination costs, and lease termination costs. Adjusted EBITDA also excludes changes in operating assets and liabilities which are included in net cash used by operating activities. Our management uses Adjusted EBITDA as a supplement to cash flows from operations as a way to assess the cash generated from our business available for capital expenditures and the servicing of other requirements including working capital. This Non-GAAP Adjusted EBITDA measure allows management to monitor cash generated from the operations of the business. However, this Non-GAAP measure should be considered in addition to, not as a substitute for, or superior to, net loss and net cash provided or used in operating activities prepared in accordance with GAAP.

About ZiLOG, Inc.

Founded in 1974, ZiLOG won international recognition for designing one of the first architectures in the microprocessors and microcontrollers industry. Today, ZiLOG is a leading global supplier of 8-bit micro logic devices. It designs and markets a broad portfolio of devices for embedded control and communication applications used in consumer electronics, home appliances, security systems, point of sales terminals, personal computer peripherals, as well as industrial and automotive applications. ZiLOG is headquartered in San Jose, California, and employs over 550 people worldwide with sales offices throughout Asia, Europe and North America. For more information about ZiLOG and its products, visit the Company's website at: www.ZiLOG.com. ZiLOG, Z8, Z80, EZ80, Z8 ENCORE!, Encore!XP and Zneo are registered trademarks of ZiLOG, Inc. in the United States and in other countries.   EZ80ACCLAIM! and CRIMZON are trademarks of ZiLOG, Inc. in the United States and in other countries. Other product and or service names mentioned herein may be trademarks of the companies with which they are associated.

Cautionary Statements

This release contains forward-looking statements (including those related to continued growth in our new embedded flash products) relating to expectations, plans or prospects for ZiLOG, Inc. that are based upon the current expectations and beliefs of ZiLOG's management and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, our competitors may introduce or market embedded flash products which are perceived as superior to ours or cost less and/or provide additional functionality, and as a result, our embedded flash business may suffer.

Design wins are defined as the projected two-year net sales for a customer's new product design for which the Company has received at least a $1,000 purchase order for its devices. Design win estimates are determined based on projections from customers and may or may not come to fruition. Whether or not ZiLOG achieves anticipated revenue from design wins depends on such things as how quickly the Company is able to bring design wins into production and whether or not the project in question is a commercial success. Notwithstanding changes that may occur with respect to customer matters relating to the forward-looking statements, ZiLOG does not expect to, and disclaims any obligation to update such statements until release of its next quarterly earnings announcement or in any other manner. ZiLOG, however, reserves the right to update such statement, or any portion thereof, at any time for any reason.

The financial information presented herein is unaudited and is subject to change as a result of subsequent events or adjustments, if any, arising prior to the filing of the Company's Form 10-K for the period ended March 31, 2007.

For a detailed discussion of these and other cautionary statements, please refer to the risk factors discussed in filings with the U.S. Securities and Exchange Commission ("SEC"), including but not limited to, the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2006, and any subsequently filed reports. All documents also are available through the SEC's Electronic Data Gathering Analysis and Retrieval system (EDGAR) at http://www.sec.gov or from the Company's website at www.ZiLOG.com.

Contact:
Stew Chalmers
Director Corporate Communications
(818) 681-3588
Source: ZiLOG, Inc. www.ZiLOG.com

ZiLOG, INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in millions except per share data)

	Three Months Ended		Twelve Months Ended	
	Mar 31, 2007	Mar 31, 2006	Mar 31, 2007	Mar 31, 2006
Net sales	$ 19.1	$ 20.1	$ 82.0	$ 78.8
Cost of sales	10.1	11.3	43.0	45.4
Gross margin	9.0	8.8	39.0	33.4
Gross margin %	47%	44%	48%	42%
Operating expenses:				
Research and development	5.1	5.0	20.5	21.0
Selling, general and administrative	5.6	6.0	22.7	23.7
Special charges and credits	1.3	(0.1)	2.4	2.4
Amortization of intangible assets	0.3	0.3	1.3	1.9
Total operating expenses	12.3	11.2	46.9	49.0
Operating loss (1)	$ (3.3)	$ (2.4)	$ (7.9)	$ (15.6)
Other income (expense):				
Interest income	0.3	0.2	1.1	0.8
Other, net	-	-	-	(0.1)
Loss before provision for income taxes	(3.0)	(2.2)	(6.8)	(14.9)
Provision for income taxes	0.6	0.6	2.2	1.9
Net loss	$ (3.6)	$ (2.8)	$ (9.0)	$ (16.8)
Basic and diluted net loss per share	$ (0.21)	$ (0.17)	$ (0.54)	$ (1.02)
Weighted-average shares used in computing basic and diluted net loss per share	16.8	16.6	16.7	16.4
(1) Includes stock based compensation charges as follows (fiscal year 2007 amounts reflect adoption of FAS 123R):				
Cost of sales	$ -	$ -	$ 0.1	$ -
Research and development	0.1	-	0.3	-
Selling, general and administrative	0.3	0.1	1.0	0.7
Total stock based compensation included in operating loss	$ 0.4	$ 0.1	$ 1.4	$ 0.7

ZiLOG, INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(in millions)

	Mar. 31, 2007	Mar. 31, 2006
ASSETS		
Current assets:		
Cash and cash equivalents	$ 19.4	$ 27.0
Accounts receivable, net	8.0	9.6
Inventories	8.5	7.6
Assets held for sale	3.2	1.8
Deferred tax asset	0.4	0.4
Prepaid expenses and other current assets	1.9	2.2
Total current assets	41.4	48.6
Property, plant and equipment, net	6.5	7.5
Goodwill	2.2	6.7
Intangible assets, net	3.5	4.8
Other assets	2.2	4.0
Total assets	$ 55.8	$ 71.6
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 6.1	$ 9.9
Income taxes payable	0.6	0.5
Accrued compensation and employee benefits	2.8	2.5
Estimated due to ZiLOG-Mod III Inc. Series A		
Preferred shareholders on liquidation of subsidiary	-	2.5
Other accrued liabilities	2.9	2.4
Deferred income on shipments to distributors	7.1	6.1
Total current liabilities	19.5	23.9
Deferred tax liability	0.4	0.4
Other non-current liabilities	1.2	5.5
Total liabilities	21.1	29.8
Stockholders' equity:		
Common stock	0.2	0.2
Deferred stock based compensation	-	(0.6)
Additional paid-in capital	124.5	123.2
Treasury stock	(7.2)	(7.2)
Accumulated deficit	(82.8)	(73.8)
Total stockholders' equity	34.7	41.8
Total liabilities and stockholders' equity	$ 55.8	$ 71.6

ZiLOG, INC.
UNAUDITED CONDENSED CONSOLIDATED CASH FLOWS
(in millions)

	Three Months Ended		Twelve Months Ended	
	Mar 31, 2007	Mar 31, 2006	Mar 31, 2007	Mar 31, 2006
CASH FLOWS FROM OPERATING ACTIVITIES:				
Net loss	$ (3.6)	$ (2.8)	$ (9.0)	$ (16.8)
Adjustments to reconcile net loss to net cash used in				
operating activities:				
Goodwill adjustment	4.5	1.5	4.5	1.9
Depreciation and amortization	0.8	0.7	3.1	2.6
Stock-based compensation	0.4	0.1	1.4	0.7
Amortization of fresh-start intangible assets	0.3	0.3	1.3	1.9
Impairment of long lived assets and assets held for sale	-	0.5	-	0.5
Changes in operating assets and liabilities:			-	
Accounts receivable	0.8	(0.3)	1.6	2.9
Inventories	1.0	0.4	(0.9)	3.0
Prepaid expenses and other current and non-current assets	0.8	0.6	2.2	2.1
Accounts payable	(2.8)	(0.3)	(3.8)	(1.7)
Accrued compensation and employee benefits	-	(0.1)	0.3	(0.6)
Deferred income on shipments to distributors	0.2	0.3	1.0	0.1
Accrued and other current liabilties	0.8	(0.6)	0.8	(1.9)
Non-curent liabilities	(4.5)	(0.9)	(4.2)	(1.1)
Net cash used in operating activities	$ (1.3)	$ (0.6)	$ (1.7)	$ (6.4)
CASH FLOWS FROM INVESTING ACTIVITIES:				
Assets held for sale	(0.1)	-	(1.4)	-
Net proceeds from sale of MOD III Assets	-	3.9		3.9
Payments to MOD III Preferred Series A Shareholders	-	-	(2.9)	-
Capital expenditures	(0.3)	(0.5)	(2.1)	(4.2)
Net cash provided by (used in) investing activities	$ (0.4)	$ 3.4	$ (6.4)	$ (0.3)
CASH FLOWS FROM FINANCING ACTIVITIES:				
Proceeds from issuance of common stock under				
employee stock plans	0.1	0.1	0.5	0.2
Stock purchases	-	-	-	(0.1)
Net cash provided by financing activities	$ 0.1	$ 0.1	$ 0.5	$ 0.1
Increase (decrease) in cash and cash equivalents	(1.6)	2.9	(7.6)	(6.6)
Cash and cash equivalents at beginning of period	21.0	24.1	27.0	33.6
Cash and cash equivalents at end of period	$ 19.4	$ 27.0	$ 19.4	$ 27.0

ZiLOG, Inc.
SELECTED UNAUDITED TRENDED FINANCIAL INFORMATION
(Amounts in millions except percentages, selected key metrics and per share amounts)

	Twelve Months Ended		Three Months Ended				
	Mar. 31, 2007	Mar. 31, 2006	Mar. 31, 2007	Dec. 30, 2006	Sep. 30, 2006	Jul. 01, 2006	Mar. 31, 2006
Sales & expenses Information:							
Net sales	$ 82.0	$ 78.8	$ 19.1	$ 20.7	$ 21.2	$ 21.0	$ 20.1
Cost of sales	43.0	45.4	10.1	11.0	11.4	10.5	11.3
Gross margin	$ 39.0	$ 33.4	$ 9.0	$ 9.7	$ 9.8	$ 10.5	$ 8.8
Gross margin %	48%	42%	47%	47%	46%	50%	44%
Operating expenses:							
Research and development	$ 20.5	$ 21.0	$ 5.1	$ 5.2	$ 5.0	$ 5.2	$ 5.0
Selling, general and administrative	22.7	23.7	5.6	5.3	5.8	6.0	6.0
Special charges and credits	2.4	2.4	1.3	0.1	0.9	0.1	(0.1)
Amortization of intangible assets	1.3	1.9	0.3	0.3	0.3	0.4	0.3
Total operating expenses	$ 46.9	$ 49.0	$ 12.3	$ 10.9	$ 12.0	$ 11.7	$ 11.2
Operating loss	$ (7.9)	$ (15.6)	$ (3.3)	$ (1.2)	$ (2.2)	$ (1.2)	$ (2.4)
Interest and other income (expense)	1.1	0.7	0.3	0.2	0.3	0.3	0.2
Loss before provision for income taxes	$ (6.8)	$ (14.9)	$ (3.0)	$ (1.0)	$ (1.9)	$ (0.9)	$ (2.2)
Provision for income taxes	2.2	1.9	0.6	0.6	0.4	0.6	0.6
Net loss	$ (9.0)	$ (16.8)	$ (3.6)	$ (1.6)	$ (2.3)	$ (1.5)	$ (2.8)
Weighted average basic and diluted shares	16.7	16.4	16.8	16.7	16.6	16.6	16.6
Basic and diluted loss per share	$ (0.54)	$ (1.02)	$ (0.21)	$ (0.10)	$ (0.14)	$ (0.09)	$ (0.17)
Sales Information:							
Net Sales - by product category							
Micrologic products - embedded flash	$ 12.8	$ 6.8	$ 3.1	$ 3.6	$ 3.7	$ 2.4	$ 1.6
Micrologic products - remote controls	24.0	20.2	6.3	5.9	6.0	5.7	5.3
Micrologic new products	$ 36.8	$ 27.0	$ 9.4	$ 9.5	$ 9.7	$ 8.1	$ 6.9
Micrologic products - other non flash	30.7	33.2	6.3	7.9	8.1	8.5	8.9
Total micrologic products	$ 67.5	$ 60.2	$ 15.7	$ 17.4	$ 17.8	$ 16.6	$ 15.8
Other products	14.5	18.6	3.4	3.3	3.4	4.4	4.3
Total net sales	$ 82.0	$ 78.8	$ 19.1	$ 20.7	$ 21.2	$ 21.0	$ 20.1
Net Sales - by channel							
OEM	$ 36.0	$ 34.8	$ 8.7	$ 10.1	$ 8.6	$ 8.6	$ 8.9
Distribution	46.0	44.0	10.4	10.6	12.6	12.4	11.2
Total net sales	$ 82.0	$ 78.8	$ 19.1	$ 20.7	$ 21.2	$ 21.0	$ 20.1
Net Sales - by region							
America's	$ 33.7	$ 31.9	$ 8.4	$ 9.2	$ 8.3	$ 7.9	$ 8.1
Asia (including Japan)	37.7	36.4	8.0	9.5	10.1	10.0	8.9
Europe	10.6	10.5	2.7	2.0	2.8	3.1	3.1
Total net sales	$ 82.0	$ 78.8	$ 19.1	$ 20.7	$ 21.2	$ 21.0	$ 20.1
Selected Key Metrics (as defined in our Form 10Q/10K)							
Days sales outstanding	37	44	38	38	33	41	42
Net sales to inventory ratio (annualized)	9.2	9.1	9.0	8.7	9.9	9.1	10.6
Weeks of inventory at distributors	12	10	13	13	13	10	10
Current ratio	2.1	2.0	2.1	2.1	1.9	2.0	2.0
Other Selected Financial Metrics							
Depreciation and amortization (excluding intangibles)	$ 3.1	$ 2.6	$ 0.8	$ 0.8	$ 0.8	$ 0.7	$ 0.7
Amortization of fresh-start intangibles	$ 1.3	$ 1.9	$ 0.3	$ 0.3	$ 0.3	$ 0.4	$ 0.3
Special charges and credits	$ 2.4	$ 2.4	$ 2.2	$ 0.1	$ 0.9	$ 0.1	$ (0.1)
Capital expenditures	$ 2.1	$ 4.2	$ 0.3	$ 0.2	$ 0.9	$ 0.6	$ 0.5
Cash and Cash Equivalents	$ 19.4	$ 27.0	$ 19.4	$ 21.0	$ 26.2	$ 26.1	$ 27.0